AB* 4/2

[redacted]

09040558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

APR 01 2009

Washington, DC
110

SEC FILE NUMBER
8-16585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Equity Sales Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Pine Street, 11th Floor
(No. and Street)

New York	New York	10270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Walter R. Josiah (212) 770-5371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter R. Josiah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Equity Sales Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ANNE H. CONSTANTIN
Notary Public - State of New York
NO. 01CO6084863
Qualified in New York County
My Commission Expires 3/23/2011

2/17/2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

APR 01 2009

Washington, DC
110

AIG Equity Sales Corp.

(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)

Statement of Financial Condition
December 31, 2008

AIG Equity Sales Corp.
(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)
Index
December 31, 2008

Page(s)

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
AIG Equity Sales Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Equity Sales Corp. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2009

AIG Equity Sales Corp.

(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	2,008,761
Deferred tax asset (Note 4)		33,120
Due from affiliates, net (Note 6)		263,907
Prepaid assets		160,783
Total assets	$	2,466,571
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	82,387
Total liabilities		82,387
Stockholder's equity		
Common stock, $10 par value per share, authorized 10,000 shares; issued and outstanding 1,500 shares		15,000
Retained earnings		2,369,184
Total stockholder's equity		2,384,184
Total liabilities and stockholder's equity	$	2,466,571

The accompanying notes are an integral part of this financial statement.

1. Business and Organization

AIG Equity Sales Corp. (the "Company") is a wholly owned subsidiary of AIG Global Asset Management Holdings Corp. ("AIGGAMHC" or "Parent"), whose ultimate parent is American International Group, Inc. ("AIG"). The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities. The Company is a sub-distributor and servicing agent for Class B shares of the AIG Money Market Fund, a separate series of the Advisor's Inner Circle Fund, a registered investment company. The Company is also engaged in the distribution of certain other financial products which are sponsored, created, or issued by AIG and its subsidiaries. There are no employees in the Company.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and overnight money market instruments with original maturities of 90 days or less. Cash equivalents as of December 31, 2008 were $2,008,761.

3. Income Taxes

The Company is a member of an affiliated group which is included in the filing of the consolidated federal income tax return with AIG, Inc. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses to the extent utilized by the consolidated group. The Company files a combined New York State tax return but files a separate company basis tax return for New York City.

Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements.

The AIG consolidated income tax return, of which the Company is a member, reported large operating losses which AIG determined may not be fully utilized in the future. Accordingly, the Company recorded a valuation allowance based on an allocation of the AIG consolidated valuation allowance. The amount allocated to the Company was based on a percentage of the Company's gross deferred tax asset recognized.

The following is a summary of the Company's net deferred tax assets:

Deferred tax assets		
Net operating loss carryforwards	$	52,075
Valuation allowance		(18,955)
Net deferred tax assets	$	33,120

The Company has recorded $ 4,199 payable associated with state and local income taxes and $9,676 receivable associated with federal income taxes within due to affiliates. At December 31, 2008, the Company has no adjustment for uncertain tax liabilities.

The Company continually evaluates proposed adjustments by taxing authorities. The tax years 2000 through 2007 remain subject to examination by tax authorities in the jurisdictions to which the Company is subject (principally in the United States).

5. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company's net capital was $1,842,274 which was $1,792,274 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .451 to 1.

The Company is an introducing broker-dealer and does not carry customer accounts. This exempts the Company from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

6. Related Parties

In the normal course of conducting business, the Company is party to various transactions with AIGGAMHC and its affiliates. A substantial amount of revenue generated by the Company was derived from related parties. The following is a summary of those transactions.

- On January 1, 2002, the Company entered into a service agreement with AIG Funding Inc. The Company acts as a placement agent in connection with the issuance and sale of short-term promissory notes and/or unsecured extendible commercial notes. There were no open receivables at December 31, 2008 related to these fees.

- On October 1, 2005, the Company entered into a service agreement with AIG Global Investments Corp whereas the Company will act as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services. At December 31, 2008, $300,000 is reflected within due from affiliates, net in the statement of financial condition for services rendered irrespective of the success of the offering of securities.

- AIGGAMHC allocates support expenses for compliance, finance and operations of the Company. In addition, the Company pays certain expenses on behalf of AIGGAMHC in the normal course of business. At December 31, 2008, $174,000 is reflected within due from affiliates, net in the statement of financial condition as a result of these arrangements.

Due to the above related party transactions, the financial position of the Company may differ from what would have been had the Company operated autonomously or as an entity independent of its affiliates.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management determines the fair value of its financial instruments in accordance with the fair value measurement provisions of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements." Management estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short term in nature and have insignificant risks of nonperformance.